Sidley Austin 39F, Two Int’l Finance Centre Central, Hong Kong +852 2509 7888 +852 2509 3110 FAX	+852 2509 7858 meng.ding@sidley.com

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Anuja Majmudar

Mr. Daniel Morris

Re:	Ryde Group Ltd

Amendment No. 1 to Registration Statement on Form F-3

Filed July 9, 2025

File No. 333-288587

Dear Sir/Madam,

On behalf of our client, Ryde Group Ltd, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated July 22, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 1 to Registration Statement on Form F-3 Filed July 9, 2025

Risk Factors

Risks Relating to Our Securities

We may not maintain the listing of our Class A Ordinary Shares on they NYSE American...,

1.	We note that you announced by press release that on May 21, 2025, you received notice from the NYSE American LLC that you were not in compliance with the continued listing standards set forth in Sections 1003(a)(ii) of the NYSE American Company Guide. Please update this risk factor to disclose the receipt of this notice and the status of your compliance with such notice.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 28 of the Amended Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y.,
David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Dhevine S. Chandrapala (England and Wales)*, (Carrie) Li J. (New York)*, Mevelyn Ong S.L. (New York),
David J. Ryan (Victoria), Giancarlo B. Sambalido (New York), (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | (Coco) Liu T., Sophia Tong, Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., (Dennis) Wu T.L., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Exhibits

2.	Please update your auditor’s consent filed as Exhibit 23.1 to reference the Company’s 2024 annual report on Form 20-F. In this regard, we note that the consent should reference the Form 20-F for the year ended December 31, 2024, as opposed to the year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company updated and refiled Exhibit 23.1 of the Amended Registration Statement.

3.	We note your filing fee table indicates that the securities you are seeking to register include Preferred Shares. Please revise your registration statement to include the Preferred Shares or remove the reference from your filing fee table.

Response: In response to the Staff’s comment, the Company revised and refiled the Exhibit 107 of the Amended Registration Statement.

General

4.	We note your references to a “placement agent” on the cover page and risk factor on page 35. Please revise your cover page and Plan of Distribution sections to identify the placement agent and disclose the fee structure and file the placement agency agreement as an exhibit.

Response: In response to the Staff’s comment, the Company revised the disclosure on the cover page and page 35 of the Amended Registration Statement.

If you have any questions regarding the Amendment No. 1 to Registration Statement on Form F-3, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding
Meng Ding

cc:	Via E-mail
Zou Junming Terence, Chief Executive Officer and Chairman
Lang Chen Fei, Chief Financial Officer
Ryde Group Ltd